Macquarie Bank Limited
ABN 46 008 583 542

No.1 Martin Place
Sydney NSW 2000
GPO Box 4294
Sydney NSW 1164

Telephone (61 2) 8232 3333
Facsimile (61 2) 8232 7780
Telex 122246
Internet http://www.macquarie.com.au
DX 10287 SSE
SWIFT MACQAU2S

Treasury 8232 3600 Facsimile 8232 4227
Foreign Exchange 8232 3666 Facsimile 8232 3019
Metals and Mining 8232 3444 Facsimile 8232 3590
Futures 9231 1028 Telex 72263
Debt Markets 8232 8569 Facsimile 8232 8341

04010562

10 March 2004

United States Securities and Exchange Commission
450 Fifth Street, N.W.
Washington D.C. 20549
United States of America

MACQUARIE BANK

Dear Sir/Madam

Macquarie Bank Limited (File Number 82-34740) documents for lodgement

Please find relevant documents for Macquarie Bank Limited for lodgement to satisfy the requirements of Rule 12g3-2(b).

Yours sincerely

Dennis Leong
Company Secretary

dlw 3/15

MACQUARIE BANK

Macquarie Bank Limited

Presentation to Investors and Analysts

ING Asian Equities acquisition

March 2004

MACQUARIE BANK

Summary of transaction

- Macquarie will acquire 100% of the ING Asian cash equity sales, sales trading, facilitation trading, execution, research and equity capital markets businesses including some corporate vehicles
- Will not have a material impact on Macquarie's balance sheet
- Significant transaction because of its potential
- Completion expected mid-year
- Expect to take on approximately 428 front and back office staff
- Thorough due diligence undertaken covering key areas
  - Personnel, operations, risk management and systems

The opportunity

A core business in the Asia-Pacific region

- Macquarie has an established presence in Asia
  - Around 250 existing staff across 7 countries
  - 14 financial services joint ventures with leading Asian institutions
- New businesses significant addition to Macquarie's existing Asian businesses
- Opportunity to accelerate growth of Macquarie's Investment Banking Group businesses in Asia
- Bringing on board high quality staff with good cultural fit
- Significant new client base

Boost to distribution and regional activity

- Expansion of Macquarie's coverage from Australia and New Zealand to full Asia-Pacific platform
- Opportunity to enhance current ING Asian Equities business performance
- Extend Macquarie's distribution into Asia
  - Leverage equity capital market capabilities into the region
- Little overlap between Macquarie and ING Asian Equities' client-base
- Helps to accelerate and open up opportunities for the Equity Markets Group in new jurisdictions
  - Includes acquisition of ING's successful Depositary Receipt business

Strategy



BUY
IMPROVE
GROW
EXPAND
Research & Broking
ECM/ Advisory
Client Base

- Integration and expansion not without challenges
- Expect to be able to develop position over the medium term
- Opportunities include:
  - Improvements to broker rankings and research
  - Combined Asia-Pacific panel rankings
  - Increase Australian earnings from extensive ING client list ex-Australia
  - Access to Asian product

History of the business

- Acquired by ING as part of Barings acquisition in 1995
  - Was one of the leading Asian franchises prior to Barings collapse
- ING currently ranked ~10th in Asian equities research and sales
- Business restructured in 2001 under current MD Peter Johnson
- Has been building Asian business in 2002-2003

Team of high quality staff

→ Professional team will provide excellent platform for growth in the region

→ Approximately 253 front office and 175 back office personnel transferring from ING entities to Macquarie

→Major presence in Hong Kong, Singapore, Tokyo, Korea

→Average tenure 5 years

→ In the medium term, will look to combine Macquarie and ING teams in the same premises where possible, and some smaller teams will be integrated with Macquarie e.g. London and New York

Breadth of activities and staff across geographies

	Sales	Sales trading	Execution	Trading	Research	Staff
Hong Kong	✓	✓	✓	✓	✓	116
Singapore	✓	✓	✓	-	✓	64
Japan	✓	✓	✓	-	✓	47
UK/Europe	✓	✓	-	✓	-	43
Korea	✓	✓	✓	-	✓	39
Taiwan	✓	✓	✓	-	✓	33
Thailand	✓	✓	✓	-	✓	26
Indonesia	✓	✓	✓	-	✓	25
US	✓	✓	-	✓	-	17
Philippines	✓	-	✓	-	✓	12
Malaysia	-	-	✓	-	✓	4
China	✓	-	✓	-	-	2

Geographic diversity in broking revenue streams

→ Broking has accounted for 85% of total revenues

Contribution to broking revenue
(year ended 31 December 2003)



Philippines, Malaysia & Other 4%
Singapore 5%
Indonesia 4%
Korea 22%
China 6%
Thailand 12%
Japan 20%
Hong Kong 13%
Taiwan 14%

Details of transaction

→ Macquarie has assumed economic benefit and risk of ING Asia businesses from 1 March

→ ING will continue to operate businesses under transition arrangements until regulatory approvals received

→ The transaction is expected to close before 31 July 2004

→ Macquarie will acquire ING Asia's business in 10 locations

Impact on Macquarie

MACQUARIE BANK

- Will not have a material impact on Macquarie's balance sheet
- Significant transaction because of its potential
- Financial details of the transaction are subject to a confidentiality agreement between the parties
- Macquarie's staff will increase by approximately 8%
- Profit contribution of the business will depend entirely on the market and operating performance of the team
- Tier 1 impact negligible (estimated at around 0.6%), represented by Risk Weighted Assets

Where to from here?

MACQUARIE BANK

- Key priority is to maintain high level of service to clients through transition period and beyond
- Have already met informally with majority of staff and will conclude discussions during transition
- Integration of Macquarie and ING businesses to start immediately
  - Focus on rolling out Macquarie risk management framework, followed by separation of facilities and IT systems from ING
- Improve core equities business and develop Asian ECM capabilities across industry groups

Macquarie Bank Group of Companies
Australia and Worldwide

Level 15
No.1 Martin Place
Sydney NSW 2000
GPO Box 4294
Sydney NSW 1164

Telephone (61 2) 8232 3333
Facsimile (61 2) 8232 3350
Internet http://www.macquarie.com.au
Telex 122246
DX 10287 SSE
SWIFT MACQAU2S

ASX/Media Release

MACQUARIE BANK

MACQUARIE BANK TO ACQUIRE ING'S ASIAN EQUITIES BUSINESSES

HONG KONG, 8 March 2004 - Macquarie Bank has today entered into a sale and purchase agreement with ING Group (ING) to acquire 100 per cent of the ING Asian cash equity sales, sales trading, facilitation trading, execution, research and equity capital markets businesses across Asia, including some corporate vehicles. Financial details of the transaction are subject to a confidentiality agreement between the parties.

This follows the announcement in early February that both parties were in exclusive due diligence in relation to the proposed purchase of the businesses, which operate in 10 Asian locations: Hong Kong, Korea, Japan, Taiwan, Thailand, Singapore, China, Indonesia, Malaysia and the Philippines, as well as ING's Asian sales and trading desks in London, New York and other European and North American locations.

The Head of Macquarie Bank's Investment Banking Group, Mr Nicholas Moore, said Macquarie regarded the highly rated professionals in the businesses as a good strategic fit with Macquarie's ambitions in Asia.

"This acquisition, which includes 428 staff, gives Macquarie the opportunity to join a successful and complementary equities platform with the Bank's existing Asian investment banking operations and Macquarie's successful equities business in Australia," he said.

Macquarie Bank Managing Director and CEO, Mr Allan Moss, said the acquisition will be an excellent outcome for staff and clients in both organisations. "We are keen to make our new staff as welcome as possible. This transaction is about new people as much as businesses. We have high regard for ING's staff and we look forward to them having successful and satisfying careers with Macquarie Bank."

In commenting on the impact of the transaction, Mr Moss said it would not have a material impact on Macquarie's balance sheet but was a significant transaction because of its potential.

"It will increase Macquarie's staff by 8 per cent," he said.

Mr Moore added that the profit contribution of the business would depend entirely on the markets and the operating performance of the team.

He said a key priority for Macquarie would be to maintain a high level of service to ING's clients through the transition period and thereafter.

"This acquisition will give Macquarie critical mass in institutional broking in the Asia-Pacific, which is our home region. It allows Macquarie to broaden its activities and is an ideal extension to Macquarie's existing infrastructure, equity capital markets, mergers and acquisitions, and other investment banking capabilities in our region."

"Our intention is to expand this business. We do not expect any net job losses. Any alteration to staffing in the short-term would be minimal. We are confident we will be able to quickly obtain leverage from combining the former ING operations with our existing business and we are working closely with the senior management team at ING to ensure a smooth transition," he said.

Completion of the purchase is subject to regulatory approvals in several countries and is expected to formally close before 31 July, 2004. Macquarie will fund the acquisition from internal resources.

"Macquarie's management team is enormously excited about the potential for financial services in Asia and the opportunities this acquisition presents to strengthen our business and teams in our region," Mr Moore said.

For further information please contact:

Greg Ward, Chief Financial Officer, Macquarie Bank Limited	8232 3087
Erica Sibree, Head of Investor Relations, Macquarie Bank Limited	8232 5008
Matthew Russell, Public Relations, Macquarie Bank Limited	8232 4102 0410 699 532

ABOUT ING'S ASIAN BUSINESSES

ING's Asian cash equities business is one of the most geographically diverse businesses in Asia. It comprises cash equity sales, facilitation trading, execution, research and equity capital markets businesses in 10 countries including Korea, Japan, Taiwan, Hong Kong, China, Thailand, Singapore, Indonesia, Malaysia and the Philippines, as well as the sales, sales trading and trading teams in Europe and the US.

Following the sale, ING will continue to conduct a wide range of corporate and investment banking activities across 12 countries in Asia.

ING Group is active in insurance, banking and asset management across 14 countries in the Asia Pacific region where it employs over 13,000 people. ING Group has over 60 million private, corporate and institutional clients in 60 countries and employs over 115,000 people globally. ING is listed on the stock exchanges of Amsterdam, Brussels, Frankfurt, Paris, the Swiss exchanges and the New York Stock Exchange. ING has a market capitalization of €42.2 billion.

ABOUT THE MACQUARIE BANK GROUP OF COMPANIES

The Macquarie Group is a diversified international provider of specialist financial and investment banking services with 5000 people in 18 countries. The Macquarie Group comprises Macquarie Bank, the leading Australian investment bank, and its worldwide affiliated entities.

Since 1992 Macquarie has reported successive years of record profits and consistent growth. Our approach is driven by a deliberate focus on areas of business where our particular skills and expertise deliver a real advantage for clients. As a result we have established leading positions in a diverse range of market segments and regions internationally. Technical expertise, strong risk management and an enterprising approach underlie all activities.

Macquarie has a significant and expanding presence in Asia, with over 200 staff operating in South Korea, Hong Kong, Singapore, Malaysia, Japan and China. Macquarie also operates in selected markets across North America, South America, the UK, Europe and Africa. Macquarie is a top 30 company listed on the Australian Stock Exchange with a market capitalisation of $A7.4 billion as at March 8, 2004.